UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒         Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Bogota, December 08, 2017

In November 2017

AVIANCA HOLDINGS AND ITS SUBSIDIARIES CARRIED MORE THAN 2.2 MILLION PASSENGERS

In November 2017, Avianca Holdings and its subsidiaries carried 2,167,647 passengers, a

13.0% decrease over the same period in 2016

In November, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,167,647 passengers, an decrease of 13.0% compared to November 2016. Capacity, measured in ASKs (available seat kilometers), decreased 9.3%, while passenger traffic, measured in RPKs (revenue passenger kilometers), decreased 7.5%. The load factor for the month was 85.4%, an increase of 166 bps compared to the same period of 2016.

Domestic markets in Colombia, Peru and Ecuador

In November, the subsidiary airlines of Avianca Holdings transported within each of these markets a total of 1,198,937 travelers, down 18.4% compared to November 2016. Capacity (ASKs) decreased 20.7% while passenger traffic (RPKs) decreased 16.8%. The load factor for the month was 88.1%, an increase of 414 bps compared to the same period of 2016.

International markets

In November, the affiliated airlines of Avianca Holdings transported 968,710 passengers on international routes, down 5.2% compared to November 2016. Capacity (ASKs) decreased 6.4%, while passenger traffic (RPKs) decreased 5.1%. The load factor for the month was 84.8%, an increase of 114 bps when compared to the same period of 2016.

Operational Statistics	nov-17	nov-16	Δ YOY		YTD 2017	YTD 2016	Δ YOY
Avianca Holdings (Consolidated)
PAX (K)[1]	2,168	2,490	-13.0%		26,921	26,851	0.3%
ASK (mm)[2]	3,541	3,903	-9.3%		44,093	42,923	2.7%
RPK (mm)[3]	3,023	3,268	-7.5%		36,664	34,697	5.7%
Load Factor[4]	85.4%	83.7%	1.7	pp	83.2%	80.8%	2.3	pp
Domestic Market
PAX (K)[1]	1,199	1,468	-18.4%		15,441	16,104	-4.1%
ASK (mm)[2]	617	779	-20.7%		8,337	9,053	-7.9%
RPK (mm)[3]	544	653	-16.8%		6,899	7,169	-3.8%
Load Factor[4]	88.1%	83.9%	4.1	pp	82.8%	79.2%	3.6	pp
International Market
PAX (K)[1]	969	1,022	-5.2%		11,480	10,746	6.8%
ASK (mm)[2]	2,924	3,125	-6.4%		35,756	33,869	5.6%
RPK(mm)[3]	2,480	2,614	-5.1%		29,765	27,528	8.1%
Load Factor[4]	84.8%	83.7%	1.1	pp	83.2%	81.3%	2	pp

1PAX: Passengers carried

2ASKs: Available Seat Kilometers

3RPKs: Revenue Passenger Kilometers

4Load Factor: Represents utilized seating capacity

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version. Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

Investor Relations Office

+571 587 77 00

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2017

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
Name: Renato Covelo
Title: Vice President Senior General Counsel